FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 19, 2021

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Markets Group
2020 Annual Results

NWM Group

ci.natwest.com

Financial Review
NWM Group reported a loss for the year ended 31 December 2020 of £327 million compared with a loss of £121 million for the year ended 31 December 2019. Higher income from increased levels of customer activity as the market reacted to the COVID-19 pandemic was offset by Asset disposal/Strategic risk reduction losses following the strategic announcements in February 2020, higher operating expenses and impairment losses.

Highlights
Income, costs and legacy issues
●
Income was £1,158 million in 2020, compared with £719 million in 2019, driven by increased levels of customer activity as the market reacted to the COVID-19 pandemic, although these levels eased in the second half of the year, and reflecting the impact of the consolidation of the full year results of NatWest Markets N.V. (NWM N.V.) following acquisition on 29 November 2019. In addition, income in 2019 was affected by challenging market conditions, particularly within Fixed Income due to elevated hedging costs caused by reduced liquidity and wider bid-offer spreads as the market experienced sustained curve flattening across global fixed income markets, most notably during Q3 2019.

●
Operating expenses of £1,431 million were higher compared with £997 million in 2019, largely as a result of increased litigation and conduct costs and strategic costs, and the non-repeat of reimbursement under indemnification agreements with third parties and other one-off cost recoveries in Central items & other during 2019.

●
Operating expenses for NatWest Markets segment, excluding litigation and conduct costs and strategic costs, of £1,106 million were £7 million higher than in 2019, reflecting the impact of the consolidation of the full year results of NWM N.V.; offset by cost reductions in the current year.

●	Litigation and conduct costs of £134 million in 2020 relate primarily to historical trading activities of a joint venture subsidiary.
●
Impairment losses were £42 million in 2020, compared with releases of £48 million in the prior year, largely due to the credit deterioration of an individual counterparty during the year, and the impact of expected credit losses recognised following the COVID-19 pandemic.

Balance sheet, capital and risk-weighted assets (RWAs)
●
NWM Group’s total assets and liabilities increased by £7.0 billion and £7.6 billion to £273.1 billion and £263.8 billion respectively at 31 December 2020, compared with the prior year. The increases primarily reflect higher derivative fair values, driven by downward shifts in interest rate yields and FX rate fluctuation across major currencies during the year.

●
NWM Plc issued £2.5 billion of term senior unsecured debt securities in benchmark and private placement formats during 2020, lower than the initial guidance of £3-5 billion due to ongoing risk reduction following the strategic announcements made in 2020.

●
Total NWM Plc RWAs reduced to £25.6 billion at 31 December 2020 from £35.2 billion at 31 December 2019 reflecting lower levels of credit, counterparty credit and market risk which have trended downwards as the business seeks to reduce RWAs through the execution of capital optimisation actions, including strategic risk reduction transactions and exit activity.

●
On 18th February 2021, the NWM Plc Board approved an interim dividend of £500 million, to be declared and payable to NatWest Group plc on 19 February 2021. There has been no adjustment to the year-end statutory financial statements, however a £500 million foreseeable dividend deduction has been applied to the year-end regulatory capital position.

●
NWM Plc’s Common Equity Tier 1 (CET1) ratio increased to 21.7% from 17.3% at 31 December 2019, primarily reflecting reserve movements in the year, the reduction in RWAs and the impact of the foreseeable dividend deduction to regulatory capital. The CRR leverage ratio increased to 5.2% (2019 - 5.1%).

●	The total regulatory capital and CRR-compliant MREL for NWM Plc at 31 December 2020 was £12.7 billion, or 49.6% of RWAs.

Progress on strategic change
●	Throughout 2020, NWM Group has made progress on the new strategy announced in February 2020, creating greater alignment with NatWest Group customers as well as refining products and services offered.
●
The front office operating model was reorganised to focus on NatWest Group’s customers, and some customer facing roles were transferred to NatWest Holdings Limited. A Capital Management Unit was established in Q3 2020 to safely manage the capital reduction and optimisation.

●
As part of the transformation programme, some support functions including Risk and Treasury were transferred from NWM Group to NatWest Holdings Limited. Following transfer, the services performed by these functions are provided to NWM Group by way of intra-group agreements. NWM Plc’s Board has approved key performance indicators by which to monitor delivery of the outsourced services for Risk and Treasury activity, which will be reported to NWM Plc Board at regular intervals in order to ensure proper oversight of service levels.

The impact of COVID-19 Business resilience
●
Robust business continuity plans ensured that NWM Group was able to continue to support customers and protect employees, with the vast majority of the workforce working remotely since the onset of the pandemic in Q1 2020. In line with guidance from public health authorities in the various regions where NWM Group operates, a small proportion of employees have returned to the workplace, primarily those in regulated roles and key oversight functions.

Financial Review continued Capital, funding and liquidity
●
NWM Plc RWAs decreased to £25.6 billion from £35.2 billion at 31 December 2019, reflecting lower levels of credit, counterparty credit and market risk which have trended downwards as the business seeks to reduce RWAs.

●
Market risk capital requirements – In March 2020, exceptional levels of market volatility due to the pandemic resulted in an increase in VaR model back-testing exceptions across the industry, including in NWM Plc. During the year, NWM Plc utilised a temporary approach offered by the PRA to mitigate the impact on market risk capital requirements. As at 31 December 2020, this temporary approach was no longer in force and NWM Plc instead utilised the provisions of Regulation (EU) 2020/873, which the European Parliament passed in June 2020 as an amended regulation to the CRR in response to the pandemic (“the CRR COVID-19 Amendment”). Under the provisions of this amendment, NWM Plc has been granted permission by the PRA to exclude back-testing exceptions that occurred on five days in March 2020 when calculating its minimum capital requirements for market risk. For more information, refer to the Market risk section in the NatWest Markets Plc 2020 Annual Report and Accounts.

●
During 2020, the European Commission amended the prudent valuation Regulatory Technical Standard such that, due to the exceptional levels of market volatility, the aggregation factor was increased from 50% to 66% until 31 December 2020 inclusive. This has reduced NWM Plc’s Prudential Valuation Adjustment (PVA) deduction by c.£115 million.

●
NWM Group was well-capitalised at 31 December 2020, with a NWM Plc CET1 ratio of 21.7%, within guidance of above 15%. The liquidity position was also strong, with NWM Plc’s liquidity portfolio of £19.4 billion and LCR of 268%.

● Capital, funding and liquidity remained closely monitored, with increased tracking and scenario analysis to ensure balance sheet strength.

Fair value
●
Valuation reserves, comprising credit valuation adjustments (CVA), funding valuation adjustments (FVA), bid-offer and product and deal specific reserves decreased to £803 million at 31 December 2020 from £953 million at 31 December 2019.

●
FVA reserves decreased to £121 million at 31 December 2020 from £193 million at 31 December 2019, driven by a reduction in exposures, partly due to trade novation activity, together with reductions in both the level of initial margin posting requirements (driven by the NWM Plc rating upgrade) and the types of initial margin posting requirements assessed as part of FVA.

●
Product and deal specific reserves decreased to £172 million at 31 December 2020 from £238 million at 31 December 2019, driven by a reduction in IFRS inception P&L reserves (due to time amortisation and trade unwind activity), certain negative exposures increasing (driven by interest rate and FX market moves) and a reallocation of reserves that are now included within modelled derivative trade valuations.

●
CVA reserves increased to £388 million at 31 December 2020 from £384 million at 31 December 2019. CVA reserves increased significantly in Q1 2020 due to credit spreads widening at the outset of the crisis but have since reduced to levels comparable with 2019.

Risk
●
Risk management activities have continued to focus on the safety and soundness of the business. There was an additional emphasis on the oversight of initiatives to support customers following the onset of the COVID-19 pandemic in Q1 2020 as well as of the transformation work that was executed throughout 2020.

●
A COVID-19 risk register was established in the early stages of the pandemic to track all key risks and risk acceptance decisions, together with regular analysis of the impact of COVID-19 on NWM Group’s risk profile. COVID-19 related risks have since been integrated into standard management and governance processes.

●
In response to the pandemic, a number of macro-economic scenarios were developed at NatWest Group level to assess the range of potential medium-term impacts. These were benchmarked against the Bank of England’s illustrative scenario and continually updated throughout the year. The outputs of these analyses were used to develop continuity plans for NWM Group’s critical services.

●
The Risk function also provided oversight of adjustments to working practices and processes in some areas to facilitate working from home arrangements. These were introduced to ensure appropriate supervision of colleagues and to maintain service continuity for customers.

● Operational resilience remained a key focus, but the pandemic highlighted NWM Group’s strong ability to respond to a major disruption event.
● Internal traded VaR for NWM Group was £26 million at peak and £16 million average during the year. Stressed VaR was £196 million at peak and £97 million on an average basis.

Impairments
●
The unprecedented nature of the COVID-19 crisis prompted a change of approach to formulating multiple economic scenarios (MES). The incorporation of these stresses resulted in a probability of default (PD) deterioration across models and sectors, leading to an increase in IFRS 9 Stage 2 exposures and associated expected credit loss (ECL) provisioning.

Financial Review continued
The table below sets out the performance key metrics and ratios.

	31 December	31 December
Performance key metrics and ratios (1)	2020	2019
Liquidity coverage ratio (LCR) (%) (2)	268	254
Liquidity portfolio (£bn) (2)	19.4	16.1
Stressed coverage ratio (%) (2)	207	153
Total wholesale funding (£bn) (3)	20.6	21.9
Total funding including repo (£bn)	75.9	85.0

Common Equity Tier (CET1) ratio (%)	21.7	17.3
CRR leverage ratio (%) (2)	5.2	5.1
Risk-weighted assets (RWAs) (£bn)	25.6	35.2
Total Capital ratio (%)	30.3	24.2
Total CRR-compliant MREL (£bn) (4)	12.7	13.5
Total MREL ratio (%)	49.6	38.4

Notes:
(1)	Capital, leverage and RWAs are based on the PRA transitional arrangements for NWM Plc. Regulatory capital is monitored and reported at NWM Plc level.
(2)	These liquidity metrics have been presented for NWM Plc as they are monitored and reported for regulatory purposes.
(3)	Excludes derivative cash collateral received, customer deposits, repo and intra-NatWest Group balances.
(4)	Includes senior internal debt instruments issued to NatWest Group plc with a regulatory value of £4.9 billion (31 December 2019 – £4.9 billion).

Outlook(1,5)
NatWest Markets, like all companies, continues to deal with a range of significant risks and uncertainties in the external economic, political and regulatory environment. We will continue to actively monitor market conditions.

NatWest Markets continues to refocus the business in line with the strategy announced in February 2020. We expect NWM Group exit and disposal costs will be around £0.2 billion in 2021. NWM Group expects to achieve the majority of the remaining expected medium term RWA reduction in NWM Plc by the end of 2021.

NWM Plc is targeting the following in the medium-term:

Metric(2)	Estimate
CET1 ratio(3)	Above 15%
MREL ratio(4)	At least 30%
Leverage ratio	At least 4%

NWM Plc expects to have limited term senior unsecured issuance requirements in 2021, as it continues to refocus the business and reduce RWAs.

Notes:
(1)	This supersedes all prior guidance.
(2)	All metrics presented relate to NatWest Markets Plc.
(3)	NWM Plc expects to run above the 15% target on a solo basis in 2021.
(4)	Includes total regulatory capital, non-eligible capital plus downstreamed internal MREL.
(5)
The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 156 to 172 of NatWest Markets Plc 2020 Annual Report and Accounts. These statements constitute forward-looking statements. Refer to ‘Forward-looking statements’ in this announcement.

Chief Executive’s statement
2020 was a year like no other. We announced a new, refocused strategy before the pandemic took hold, then pivoted to very different ways of working while witnessing some of the most extreme and volatile market conditions we’ve ever seen. Throughout this uncertainty, and with the majority of our business working remotely, we have stayed true to our purpose, safely managed risk and delivered critical funding and financial markets access to our customers while supporting our colleagues in need with care and compassion.

Our business has remained resilient, our balance sheet robust, and we have delivered a strong income performance, making excellent progress to reshape our business and be better aligned with NatWest Group.

Financial Performance
NatWest Markets delivered a strong income performance, demonstrating resilience across our core capabilities in Currencies, Fixed Income and Capital Markets, delivering total income (excluding asset disposals/strategic risk reduction and own credit adjustments) of £1.265 billion. The overall operating loss for the year was £315 million, primarily reflecting the costs associated with restructuring the business and strengthening the balance sheet in line with the new strategy.

Through discipline and focus, we strengthened our balance sheet throughout the year and significantly reduced RWAs by £9.6 billion down from £35.2 billion in 2019. This is reflected in the strong Common Equity Tier 1 ratio at 21.7% and Liquidity Coverage Ratio at 268% for the NatWest Markets Plc legal entity.

In 2020 Fitch upgraded the senior ratings of NatWest Markets Plc and NatWest Markets N.V. by 1 notch to A+ to reflect expectation that external senior creditors will benefit from resolution funds ultimately raised by NatWest Group and which are designed to protect subsidiaries' senior creditors in a group failure. Both Fitch and S&P revised the outlook for all NatWest Group entities to negative from stable, in line with most of the sector. Moody’s long-term deposit and senior unsecured debt ratings of NatWest Markets Plc and NatWest Markets N.V. entities were upgraded by two notches to A3 from Baa2, retaining positive outlook. This upgrade recognises the successful delivery of our transformation programme to date. It is also a further signal of confidence to our customers and stakeholders as we become a more sustainable business and are better placed to help them thrive.

We also mobilised and executed the next phase of our Brexit plan following on from 2019, ensuring we were able to support our customers and their businesses throughout through our fully functioning NatWest Markets N.V. (NWM N.V.) entity in the Netherlands.

Response to the pandemic
As our customers navigated the uncertainty of the pandemic, we played a market-leading role in helping them achieve their financing, liquidity and risk management needs. We have delivered a number of important transactions - including the Debt Management Office’s 2061 £7 billion gilt issuance and financing the construction of the first two phases of the Dogger Bank Wind Farm - and have continued to help corporates, banks, financial institutions, governments and the economies that we serve to rebuild. Through excellent partnership with NatWest Group's Commercial Banking business we were quick to support customers needing to access the COVID Corporate Financing Facility, delivering access to a total of £9.47 billion gross financing via this scheme.

During the height of the crisis, extensive and robust preparation ensured we were able to quickly mobilise business continuity plans and continue to support customers and protect colleagues, with the vast majority of our workforce working remotely throughout the year. Despite the significant change in ways of working, colleagues across our global locations responded quickly and have demonstrated exceptional resilience and determination throughout.

Refocused strategy
We made excellent progress in delivering our refocused strategy to better serve NatWest Group's customers and create a more sustainable business as part of NatWest Group.

A key aspect of this strategy was sharpening our capital allocation and reducing RWAs. We exceeded our target for the year, reducing RWAs by £9.6 billion, alongside establishing a Capital Management Unit to further accelerate our efforts and ensure we maintain continued discipline around our capital allocation.

I made a number of leadership appointments during 2020 and have a new team to drive our refocused business forward. We changed how our customer-facing teams operate, creating a more customer-centric model better aligned to supporting NatWest Group’s customers. We refined our product offering, building on our core capabilities and exiting a number of product lines to focus on the things we do best and that matter most to our customers. We also brought a number of our functional and services teams together with teams across NatWest Group, leveraging shared resources and promoting a One Bank approach to customers.

Chief Executive’s statement continued
Climate
Climate and Environmental, Social and Corporate Governance (ESG) is a key component of our strategy and a critical focus for our business. During 2020, we made a significant contribution to NatWest Group's progress towards meeting its climate-related targets while collaborating across the industry to enhance understanding of climate considerations within financial markets.

Having lead managed £7.2 billion of green bond issuances and loans in 2020 with a total notional amount of £27.3 billion, I am pleased that NatWest Group is committed to reaching its £20 billion climate-related financing target during 2021. Our #1 ranking acting as lead manager for Green, Social and Sustainability (GSS) bonds issued by UK Corporates in 2020(1) is an outstanding achievement and a clear reflection of our commitment to support the UK’s transition to a low-carbon economy.

Whether through COVID-19 response bonds, green securitisations or bespoke transition financing, 2020 has been pivotal in demonstrating the crucial role that ESG plays in repairing our economies and rebuilding better. I am excited to see our ESG capabilities and expertise develop as we support more customers to create a better and more sustainable future.

A sustainable future
Our refocused business is now better placed to support our customers and colleagues and help them realise their potential. I am pleased with the outcome of our income performance, balance sheet resilience and transformation programme to date which wouldn’t have been possible without the commitment, professionalism and resilience shown by my colleagues throughout this period – I am proud and inspired to work with such talented and dedicated people.

We now have a fantastic opportunity to build on these strong foundations. With a clear plan built around our priorities, I look forward to leading and building an increasingly sustainable, Purpose-led business as part of NatWest Group.

Robert Begbie
CEO, NatWest Markets

Note:
(1)	Source: Dealogic, 31 December 2020

Business performance summary
The segmental analysis of NWM Group’s key income statement lines is set out below. Commentary refers to the tables below as well as the consolidated income statement shown on page 12.

	Q4 2020			Q3 2020			Q4 2019
		Central			Central			Central
	NatWest	items &		NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total	Markets	other	Total
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(3)	-	(3)	(20)	2	(18)	11	-	11
Non-interest income	76	1	77	256	37	293	99	(3)	96
Total income	73	1	74	236	39	275	110	(3)	107
Strategic costs	(43)	(4)	(47)	(59)	27	(32)	(69)	(4)	(73)
Litigation and conduct costs	-	(7)	(7)	(2)	(12)	(14)	(15)	(45)	(60)
Other operating expenses	(272)	(27)	(299)	(224)	6	(218)	(280)	9	(271)
Operating expenses	(315)	(38)	(353)	(285)	21	(264)	(364)	(40)	(404)
Operating (loss)/profit before impairments	(242)	(37)	(279)	(49)	60	11	(254)	(43)	(297)
Impairment (losses)/releases	(2)	2	-	2	1	3	9	-	9
Operating (loss)/profit before tax	(244)	(35)	(279)	(47)	61	14	(245)	(43)	(288)
Tax credit/(charge)			46			21			(18)
(Loss)/profit for the period			(233)			35			(306)

Income
Fixed Income (1,2,3)	(17)	-	(17)	125	-	125	92	-	92
Currencies (3)	121	-	121	126	-	126	84	-	84
Capital Markets (1,3)	90	-	90	75	-	75	68	-	68
Capital Management Unit & other (2,4)	(17)	1	(16)	1	39	40	(56)	(3)	(59)
Revenue share paid to other NWG segments	(53)	-	(53)	(45)	-	(45)	(56)	-	(56)
Income excluding asset disposals and OCA	124	1	125	282	39	321	132	(3)	129
Asset disposals/Strategic risk reduction (5)	(8)	-	(8)	(12)	-	(12)	-		-
Own credit adjustments (OCA)	(43)	-	(43)	(34)	-	(34)	(22)	-	(22)
Total income	73	1	74	236	39	275	110	(3)	107

Notes:
(1)
Fixed Income comprises Rates and Credit trading. Rates income of £(17) million (Q3 2020: £107 million, Q4 2019: £83 million) was presented as a separate business in NWM Group results publications prior to the Q3 2020 Interim Management Statement. Credit trading and Capital Markets were previously reported as Financing.
(2)
Income of nil relating to business previously within Fixed Income has been reallocated to Capital Management Unit in Q4 2020. Comparatives have not been restated. The equivalent amounts were £(2) million in Q3 2020 and £(6) million in Q4 2019.
(3)
Income of £2 million and £11 million relating to business previously reported within Fixed Income has been reallocated to Capital Markets and Currencies respectively in Q4 2020. Comparatives have not been restated. The equivalent amounts were £3 million and £12 million in Q3 2020 and £4 million and £8 million in Q4 2019.
(4)
Capital Management Unit was set up in Q3 2020 to manage capital usage and optimisation across all parts of NatWest Markets. The income shown here relates to legacy assets. Other relates to income booked to the Central items & other operating segment.
(5)
Asset disposals/Strategic risk reduction in 2020 relates to the costs of exiting positions, and the impact of risk reduction transactions entered into, in respect of the strategic announcements of 14 February 2020. Prior to this date, disposal losses were primarily reflected in legacy and are presented within Capital Management Unit and Other in the table above.

Business performance summary continued
●
Operating loss before tax was £279 million compared with a £14 million operating profit in Q3 2020 and a £288 million loss in Q4 2019. Total income of £74 million was down compared to both Q3 2020 and Q4 2019, as activity levels in the Fixed Income business slowed towards the end of the year. Operating expenses of £353 million in Q4 2020 increased compared with Q3 2020 (£264 million), but were lower than Q4 2019 (£404 million).

●	Net interest income was a net expense of £3 million in Q4 2020 compared with net expense of £18 million in Q3 2020 and net income of £11 million in Q4 2019.
●
Non-interest income of £77 million decreased by £216 million compared with £293 million in Q3 2020, and by £19 million compared with £96 million in Q4 2019, driven by a weaker performance in the Fixed Income business amid lower levels of customer activity. Own credit adjustments of £(43) million in Q4 2020 were lower than Q3 2020 (£(34) million) and Q4 2019 (£(22) million) due to the tightening of spreads.

●
Operating expenses were £353 million in Q4 2020, compared with £264 million in Q3 2020 and £404 million in Q4 2019.The increase of £89 million in Q4 2020 relative to Q3 2020 was partly due to lower strategic costs in Q3, and one-off costs recognised in other operating expenses in Q4, including the annual bank levy charge. Other operating expenses of £272 million within NatWest Markets segment were up £48 million from Q3 2020, but down £8 million from Q4 2020, reflecting progress on cost reductions in the year.

●	Impairments were nil in Q4 2020, compared with impairment releases of £3 million in Q3 2020 and £9 million in Q4 2019.
●
NatWest Markets operating loss before tax was £244 million compared with £47 million and £245 million in Q3 2020 and Q4 2019 respectively. Total income of £73 million was down compared to both Q3 2020 (£236 million) and Q4 2019 (£110 million). Operating expenses of £315 million increased relative to Q3 2020 (£285 million), due to one-off costs incurred in the quarter, but were lower compared to Q4 2019 (£364 million) reflecting progress on cost reductions following the strategic announcements in February 2020.

●
Central items & other operating loss before tax was £35 million in Q4 2020 compared with operating profit of £61 million in Q3 2020 and £43 million loss in Q4 2019. The operating loss in Q4 2020 was largely driven by one-off costs within other operating expenses, whilst the operating profit in Q3 2020 was driven by income arising on the transfer of a service subsidiary to NatWest Holdings Limited and various expense credits. The loss in Q4 2019 was largely due to litigation and conduct costs.

Business performance summary continued
	Year ended
	31 December 2020			31 December 2019
		Central			Central
	NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total
Income statement	£m	£m	£m	£m	£m	£m
Net interest income	(62)	2	(60)	(160)	10	(150)
Non-interest income	1,180	38	1,218	850	19	869
Total income	1,118	40	1,158	690	29	719
Strategic costs	(207)	16	(191)	(162)	(9)	(171)
Litigation and conduct costs	(4)	(130)	(134)	(18)	112	94
Other operating expenses	(1,106)	-	(1,106)	(1,099)	179	(920)
Operating expenses	(1,317)	(114)	(1,431)	(1,279)	282	(997)
Operating (loss)/profit before impairments	(199)	(74)	(273)	(589)	311	(278)
Impairment (losses)/releases	(40)	(2)	(42)	48	-	48
Operating (loss)/profit before tax	(239)	(76)	(315)	(541)	311	(230)
Tax (charge)/credit			(12)			109
Loss for the year			(327)			(121)

Income
Fixed Income (1,2,3,4)	511	-	511	415	-	415
Currencies (2,4)	583	-	583	427	-	427
Capital Markets (1,2,3,4)	384	-	384	344	-	344
Capital Management Unit & other (2,5)	(60)	40	(20)	(208)	29	(179)
Revenue share paid to other NWG segments	(193)	-	(193)	(208)	-	(208)
Income excluding asset disposals and OCA	1,225	40	1,265	770	29	799
Asset disposals/Strategic risk reduction (6)	(83)	-	(83)	-	-	-
Own credit adjustments (OCA)	(24)	-	(24)	(80)	-	(80)
Total income	1,118	40	1,158	690	29	719

Notes:
(1)
Fixed Income comprises Rates and Credit trading. Rates income of £541 million (2019: £374 million) was presented as a separate business in NWM Group results publications prior to the Q3 2020 Interim Management Statement. Credit trading and Capital Markets were previously reported as Financing.
(2)
Income of £(42) million, £(8) million and £(14) million reported within Fixed Income, Currencies and Capital Markets respectively relates to business subsequently reallocated to Capital Management Unit during 2020. Comparatives have not been restated. The full year equivalent amounts for 2019 were £14 million, £(8) million and £8 million respectively.
(3)
Business that was reported within Fixed Income for 2019 was transferred to Capital Markets for Q1 2020 and Q2 2020, before returning to Fixed Income from Q3 2020. Income from this business reported within Capital Markets in 2020 was £33 million.
(4)
Income of £8 million and £59 million reported within Fixed Income relates to business that was subsequently transferred to Capital Markets and Currencies respectively during 2020. Comparatives have not been restated. The full year equivalent amounts for 2019 were £71 million and £77 million respectively.
(5)
Capital Management Unit was set up in Q3 2020 to manage the capital usage and optimisation across all parts of NatWest Markets. The income shown here relates to legacy assets. Other relates to income booked to the Central items & other operating segment.
(6)
Asset disposals/Strategic risk reduction in 2020 relates to the costs of exiting positions, and the impact of risk reduction transactions entered into, in respect of the strategic announcements of 14 February 2020. Prior to this date, disposal losses were primarily reflected in legacy and are presented within Capital Management Unit and Other in the table above.

Business performance summary continued
●
Operating loss before tax was £315 million compared with a loss of £230 million in 2019. Total income of £1,158 million was up by £439 million from 2019, driven by strong customer activity in response to the COVID-19 crisis, and lower trading income in challenging market conditions in the prior year. Operating expenses increased by £434 million to £1,431 million in 2020, largely as a result of increased litigation and conduct costs and strategic costs, and the non-repeat of reimbursement under indemnification agreements with third parties and other one-off cost recoveries in Central items & other during 2019.

●
Net interest income was a net expense of £60 million compared with a net expense of £150 million in 2019. Net interest expenses largely represent funding costs of the business, offset partially by interest income from lending activity and capital hedges.

●
Non-interest income increased by £349 million to £1,218 million, compared with £869 million in 2019. Income from trading activities increased to £1,088 million from £805 million in 2019, driven by strong customer activity in response to the COVID-19 crisis, and challenging trading conditions and elevated hedging costs in the prior year that particularly affected Fixed income. Asset disposals/Strategic risk reduction was a £83 million loss for the year, following the strategic announcements in February 2020. Own credit adjustments of £(24) million in 2020 (2019 - £(80) million) reflect the tightening of spreads.

●
Operating expenses of £1,431 million were £434 million higher than in 2019. Litigation and conduct costs of £134 million for the year primarily related to historical trading activities of a joint venture subsidiary and were up £228 million from the credit of £94 million in 2019, which included £162 million reimbursement under indemnification agreements with third parties. Strategic costs increased by £20 million to £191 million in 2020, driven by the refocusing of NWM Group following the strategic announcements of 14 February 2020. Other operating expenses increased to £1,106 million from £920 million in 2019, largely due to the non-repeat of certain one-off cost recoveries.

●
Impairments were a £42 million loss in 2020 compared with releases of £48 million in 2019, largely due to the credit deterioration of an individual counterparty during the year, and the impact of expected credit losses recognised following the COVID-19 pandemic.

●
NatWest Markets operating loss before tax was £239 million compared with a loss of £541 million in 2019, driven by higher income of £428 million due to strong customer activity in response to the COVID-19 crisis and challenging market conditions in the prior year. Operating expenses increased by £38 million to £1,317 million in 2020, mainly due to increased strategic costs. Other operating expenses of £1,106 million were £7 million higher than 2019, reflecting the impact of consolidation of the full year results of NatWest Markets N.V., offset by cost reductions in the current year.

●
Central items & other the operating loss before tax was £76 million compared with a profit of £311 million in 2019. Litigation and conduct costs of £130 million primarily related to historical trading activities of a joint venture subsidiary and were up £242 million compared with the credit of £112 million in 2019, which included £162 million in reimbursement under indemnification agreements with third parties. Other operating expenses of nil were £179 million higher than credits of £179 million in 2019, which included certain one-off cost recoveries.

Business performance summary continued
The table below presents a segmental analysis of key balance sheet lines for NWM Group. Commentary refers to the table below as well as the consolidated balance sheet on page 13 for the period 31 December 2020 compared with 31 December 2019.

	31 December 2020			30 September 2020			31 December 2019
		Central			Central			Central
	NatWest	items		NatWest	items		NatWest	items
	Markets	& other	Total	Markets	& other	Total	Markets	& other	Total
Balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Funded assets	107.5	-	107.5	123.1	-	123.1	117.4	-	117.4
Derivative assets	165.6	-	165.6	163.2	-	163.2	148.7	-	148.7
Total assets	273.1	-	273.1	286.3	-	286.3	266.1	-	266.1

Liabilities excl. derivatives	106.5	-	106.5	119.0	-	119.0	112.1	-	112.1
Derivative liabilities	157.3	-	157.3	157.5	-	157.5	144.1	-	144.1
Total liabilities	263.8	-	263.8	276.5	-	276.5	256.2	-	256.2

●
Total assets and liabilities increased by £7.0 billion and £7.6 billion to £273.1 billion and £263.8 billion respectively at 31 December 2020, compared with £266.1 billion and £256.2 billion at 31 December 2019. Funded assets, which exclude derivatives, decreased by £9.9 billion to £107.5 billion at 31 December 2020.

●
Cash and balances at central banks of £15.8 billion at 31 December 2020 were up by £3.1 billion compared with £12.7 billion in 2019, reflecting surplus liquidity following a reduction in trading assets in 2020.

●
Trading assets which primarily relate to client-led activity as well as derivative cash collateral posted, decreased to £68.7 billion at 31 December 2020 from £76.5 billion at 31 December 2019, driven by a reduction in reverse repos as the balance sheet was managed within limits, and a decrease in derivative cash collateral posted. Trading liabilities decreased by £1.5 billion to £72.3 billion at 31 December 2020 (2019 - £73.8 billion).

●	Settlement balance assets and liabilities decreased to £2.3 billion and £2.2 billion respectively, reflecting lower year end trading volumes (2019 – £4.3 billion and £4.0 billion respectively).
●
Derivative assets and derivative liabilities were up £16.9 billion to £165.6 billion and £13.2 billion to £157.3 billion respectively compared with year end 2019. The increases in mark-to-market were driven by a downward shift in interest rate yields and FX rate fluctuation across major currencies during the year.

●
Other financial assets decreased by £3.3 billion to £9.0 billion at 31 December 2020 (2019 - £12.3 billion). Other financial liabilities decreased to £18.2 billion (2019 - £18.4 billion) and includes £12.8 billion of medium term notes issued.

Capital and leverage ratios
Capital resources, RWAs and leverage based on the PRA transitional arrangements for NWM Plc are set out below.
	31 December	30 September	31 December
	2020	2020	2019
Capital adequacy ratios	%	%	%
CET1	21.7	22.3	17.3
Tier 1	25.2	25.5	19.9
Total	30.3	30.9	24.2

Capital (1)	£m	£m	£m
CET1	5,547	6,293	6,097
Tier 1	6,433	7,189	7,003
Total	7,753	8,715	8,501

Risk-weighted assets
Credit risk	6,902	8,581	9,825
Counterparty credit risk	8,130	9,133	11,060
Market risk	8,150	8,075	11,229
Operational risk	2,382	2,382	3,039
Total RWAs	25,564	28,171	35,153

Leverage (2)
CRR leverage exposure (£m) (3)	123,927	133,177	136,505
Tier 1 capital (£m)	6,433	7,189	7,003
CRR leverage ratio (%)	5.2	5.4	5.1

Notes:
(1)
CRR end-point for UK banks set by the PRA is 10.5% minimum total capital ratio, with a minimum CET1 ratio of 7.0%.
(2)
Leverage exposure is broadly aligned to the accounting value of on and off-balance sheet exposures albeit subject to specific adjustments for derivatives, securities financing positions and off-balance sheet exposures.
(3)
CRR leverage exposure at 31 December 2020 and 30 September 2020 includes netting of regular way deals pending settlement in line with CRR amendments that came into effect in June 2020. 31 December 2019 has not been restated.

Consolidated income statement for the period ended 31 December 2020

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Interest receivable	531	697	103	152	201
Interest payable	(591)	(847)	(106)	(170)	(190)
Net interest income	(60)	(150)	(3)	(18)	11
Fees and commissions receivable	386	324	(25)	134	61
Fees and commissions payable	(287)	(337)	61	(146)	(57)
Income from trading activities	1,088	805	62	250	84
Other operating income	31	77	(21)	55	8
Non-interest income	1,218	869	77	293	96
Total income	1,158	719	74	275	107
Staff costs	(670)	(691)	(151)	(142)	(154)
Premises and equipment	(107)	(111)	(19)	(13)	(36)
Other administrative expenses	(629)	(177)	(175)	(106)	(208)
Depreciation and amortisation	(25)	(18)	(8)	(3)	(6)
Operating expenses	(1,431)	(997)	(353)	(264)	(404)
Operating (loss)/profit before impairments	(273)	(278)	(279)	11	(297)
Impairment (losses)/releases	(42)	48	-	3	9
Operating (loss)/profit before tax	(315)	(230)	(279)	14	(288)
Tax (charge)/credit	(12)	109	46	21	(18)
(Loss)/profit for the period	(327)	(121)	(233)	35	(306)

Attributable to:
Ordinary shareholders	(328)	(181)	(249)	17	(321)
Paid-in equity holders	68	60	17	17	15
Non-controlling interests	(67)	-	(1)	1	-
	(327)	(121)	(233)	35	(306)

Consolidated statement of comprehensive income for the period ended 31 December 2020

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
(Loss)/profit for the period	(327)	(121)	(233)	35	(306)
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	(21)	(50)	(18)	-	(50)
(Loss)/profit on fair value of credit in financial liabilities
designated as at FVTPL due to own credit risk	(52)	(13)	(72)	(63)	37
FVOCI financial assets	(210)	(122)	(58)	24	58
Tax	42	32	25	14	9
	(241)	(153)	(123)	(25)	54
Items that do qualify for reclassification
FVOCI financial assets	2	5	9	11	7
Cash flow hedges	92	28	(40)	(22)	(88)
Currency translation	62	(152)	(112)	(84)	(257)
Tax	(28)	(4)	10	4	22
	128	(123)	(133)	(91)	(316)
Other comprehensive loss after tax	(113)	(276)	(256)	(116)	(262)
Total comprehensive loss for the period	(440)	(397)	(489)	(81)	(568)

Attributable to:
Ordinary shareholders	(459)	(458)	(508)	(100)	(583)
Paid-in equity holders	68	60	17	17	15
Non-controlling interests	(49)	1	2	2	-
	(440)	(397)	(489)	(81)	(568)

Consolidated balance sheet as at 31 December 2020

	31 December	30 September	31 December
	2020	2020	2019
	£m	£m	£m
Assets
Cash and balances at central banks	15,771	16,692	12,729
Trading assets	68,689	70,602	76,540
Derivatives	165,619	163,221	148,696
Settlement balances	2,296	10,946	4,339
Loans to banks - amortised cost	1,003	1,210	1,088
Loans to customers - amortised cost	8,444	10,054	8,361
Amounts due from holding company and fellow subsidiaries	1,587	1,719	1,231
Other financial assets	9,041	11,215	12,305
Other assets	688	631	847
Total assets	273,138	286,290	266,136

Liabilities
Bank deposits	1,808	2,425	2,089
Customer deposits	2,618	4,725	3,703
Amounts due to holding company and fellow subsidiaries	8,134	8,725	8,300
Settlement balances	2,248	9,839	4,022
Trading liabilities	72,252	72,952	73,836
Derivatives	157,332	157,499	144,142
Other financial liabilities	18,170	18,972	18,445
Other liabilities	1,234	1,327	1,689
Total liabilities	263,796	276,464	256,226

Equity
Owners’ equity	9,388	9,874	9,907
Non-controlling interests	(46)	(48)	3
Total equity	9,342	9,826	9,910
Total liabilities and equity	273,138	286,290	266,136

Consolidated statement of changes in equity for the period ended 31 December 2020
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Called up share capital - at beginning and end of period	400	400	400	400	400

Share premium account - at beginning and end of period	1,759	1,759	1,759	1,759	1,759

Paid-in equity - at 1 January	904	749	904	904	749
Securities issued during the year	-	155	-	-	155
At 31 December	904	904	904	904	904

FVOCI reserve - at 1 January	(134)	134	(228)	(326)	(204)
Unrealised (losses)/gains	(221)	(126)	(53)	28	52
Realised losses/(gains) (2)	389	(151)	315	73	19
Tax	-	9	-	(3)	(1)
At 31 December	34	(134)	34	(228)	(134)

Cash flow hedging reserve - at 1 January	137	114	230	246	203
Amount recognised in equity	18	98	(52)	(40)	(18)
Amount transferred from equity to earnings	74	(70)	12	18	(70)
Tax	(28)	(5)	11	6	22
At 31 December	201	137	201	230	137

Foreign exchange reserve - at 1 January	77	230	236	321	334
Retranslation of net assets	98	(180)	(117)	(69)	(256)
Foreign currency (losses)/gains on hedges of net assets	(31)	27	2	2	(1)
Tax	-	-	-	-	-
Recycled to profit or loss on disposal of businesses	(23)	-	-	(18)	-
At 31 December	121	77	121	236	77

Retained earnings - at 1 January	6,764	5,701	6,573	6,649	5,248
Implementation of IFRS 16 on 1 January 2019	-	(6)	-	-	-
(Loss)/profit attributable to ordinary shareholders and other equity owners	(260)	(121)	(232)	34	(306)
Ordinary dividends paid	-	(500)	-	-	-
Paid-in equity dividends paid	(68)	(60)	(17)	(17)	(15)
Capital contribution (1)	22	1,845	-	-	1,845
Realised (losses)/gains on FVOCI equity shares (2)
- gross	(376)	160	(311)	(66)	(6)
- tax	35	-	27	8	-
Remeasurement of the retirement benefit schemes
- gross	(21)	(50)	(18)	-	(50)
- tax	(1)	4	(12)	-	4
Changes in fair value of credit in financial liabilities designated at FVTPL
- gross	(52)	(13)	(72)	(63)	37
- tax	8	20	9	7	6
Share based payments	(42)	(216)	22	21	1
Distribution	(40)	-	-	-	-
At 31 December	5,969	6,764	5,969	6,573	6,764

Consolidated statement of changes in equity for the period ended 31 December 2020

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Owners' equity at 31 December	9,388	9,907	9,388	9,874	9,907

Non-controlling interests - at 1 January	3	2	(48)	(50)	3
Currency translation adjustments and other movements	18	1	3	1	-
(Loss)/gain attributable to non-controlling interests	(67)	-	(1)	1	-
At 31 December	(46)	3	(46)	(48)	3

Total equity at 31 December	9,342	9,910	9,342	9,826	9,910

Attributable to:
Ordinary shareholders	8,484	9,003	8,484	8,970	9,003
Paid-in equity holders	904	904	904	904	904
Non-controlling interests	(46)	3	(46)	(48)	3
	9,342	9,910	9,342	9,826	9,910

Notes:
(1)	A capital contribution of £1,845 million was received from NatWest Group on 29 November 2019 to facilitate the acquisition of RBS Holdings N.V..
(2)
During the year NWM Plc sold its entire equity holding in Saudi British Bank (SABB) leading to a realised loss of £337 million after tax which was recognised through other comprehensive income and reclassified to retained earnings.

Consolidated cash flow statement for the period ended 31 December 2020
	31 December	31 December
	2020	2019
	£m	£m
Operating activities
Operating loss before tax	(315)	(230)
Adjustments for non-cash items	(354)	719
Net cash outflow from trading activities	(669)	489
Changes in operating assets and liabilities	(3,248)	(1,127)
Net cash flows from operating activities before tax	(3,917)	(638)
Income taxes (paid)/received	(73)	315
Net cash flows from operating activities	(3,990)	(323)
Net cash flows from investing activities	3,271	3,014
Net cash flows from financing activities	(785)	(822)
Effects of exchange rate changes on cash and cash equivalents	841	(953)
Net (decrease)/increase in cash and cash equivalents	(663)	916
Cash and cash equivalents at beginning of year	27,043	26,127
Cash and cash equivalents at end of year	26,380	27,043

Notes
1. Basis of preparation
NWM Group’s consolidated financial statements should be read in conjunction with the NatWest Markets Plc 2020 Annual Report and Accounts which were prepared in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006 and with International Financial Reporting Standards(IFRS) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.

Going concern
Having reviewed NWM Group’s forecasts, projections, the potential impact of COVID-19 and other relevant evidence, the directors have a reasonable expectation that NWM Group will continue in operational existence for the foreseeable future. Accordingly, the results for the year ended 31 December 2020 have been prepared on a going concern basis.

2. Accounting policies
NWM Group’s principal accounting policies are as set out on pages 93 to 97 of the NatWest Markets Plc 2020 Annual Report and Accounts. From 1 January 2020, the accounting policies have been updated to reflect the adoption of the below.

Amendments to IFRS 3 Business Combinations (IFRS 3) - Changes to the definition of a business
The International Accounting Standards Board (IASB) amended IFRS 3 to provide additional guidance on the definition of a business. The amendment aims to help entities when determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are in line with our current accounting policy and therefore did not affect the financial statements.

Definition of material – Amendments to IAS 1 – Presentation of Financial Statements (IAS 1) and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8)
The IASB clarified the definition of ‘material’ and aligned the definition of material used in the Conceptual Framework and in other IFRS standards. The amendments clarify that materiality will depend on the nature or magnitude of information. Under the amended definition of materiality, an entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the accounts. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. NWM Group’s definition and application of materiality is in line with the definition in the amendments.

Interest Rate Benchmark Reform (IBOR reform) Phase 1 amendments to IFRS 9 and IAS 39
The IASB issued 'Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)' as a first reaction to the potential effects the IBOR reform could have on financial reporting. The amendments focused on hedge accounting and allow hedge relationships affected by the IBOR reform to be accounted for as continuing hedges. Amendments are effective for annual reporting periods beginning on or after 1 January 2020 with early application permitted. NWM Group early adopted these amendments for the year ended on 31 December 2019.

Interest Rate Benchmark Reform (IBOR reform) Phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
Phase 2 of the IASB’s IBOR project (published in August 2020) addresses the wider accounting issues arising from the IBOR reform. The amendments are effective for annual reporting periods beginning on or after 1 January 2021 with early application permitted. As NWM Group early adopted these amendments for the annual period ending on 31 December 2020, which have been endorsed by the EU and UK in January 2021, NWM Group has applied International Accounting Standards, which have been adopted for use within the UK. NWM Group’s IBOR transition program remains on-track and key milestones have been met. Conversion from rates subject to reform to alternative risk-free rates (RFRs) is expected to increase as RFR-based products become more widely available and key market-driven conversion events occur.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NWM Group’s financial condition are those relating to deferred tax, fair value of financial instruments, loan impairment provisions and provisions for liabilities and charges. These critical accounting policies and judgements are described on page 97 of the NatWest Markets Plc 2020 Annual Report and Accounts. Estimation uncertainty has been affected by the COVID-19 pandemic during the year. The COVID-19 pandemic has continued to cause significant economic and social disruption during 2020. Key financial estimates are based on management's latest five-year revenue and cost forecasts. Measurement of deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Other reasonably possible assumptions about the future include a prolonged financial effect of the COVID-19 pandemic on the economy of the UK and other countries. Changes in judgements and assumptions could result in a material adjustment to those estimates in the next reporting periods. Management’s consideration of this source of uncertainty is outlined in the relevant sections of the NatWest Markets Plc 2020 Annual Report and Accounts, including the ECL estimate for the period in the Risk and capital management section contained in the NatWest Markets Plc 2020 Annual Report and Accounts.

Notes
2. Accounting policies continued
Information used for significant estimates
The COVID-19 pandemic has continued to cause significant economic and social disruption during year ended 31 December 2020. Key financial estimates are based on management's latest five-year revenue and cost forecasts. Measurement of valuation reserves and expected credit losses are highly sensitive to reasonably possible changes in economic outlook assumptions. Refer to further information under ‘The impact of COVID-19’ section in the Risk and capital management section of the NatWest Markets Plc 2020 Annual Report and Accounts. Changes in judgements and assumptions could result in a material adjustment to those estimates in the next reporting periods (refer to Risk factors in the NatWest Markets Plc 2020 Annual Report and Accounts).

3. Trading assets and liabilities
Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.
	31 December	31 December
	2020	2019
Assets	£m	£m
Loans
- Reverse repos	19,404	24,095
- Collateral given	18,459	20,467
- other loans	1,611	1,854
Total loans	39,474	46,416
Securities
Central and local government
- UK	4,184	4,897
- US	5,149	5,458
- other	16,436	14,902
Financial institutions and Corporate	3,446	4,867
Total securities	29,215	30,124
Total	68,689	76,540

Liabilities
Deposits
- Repos	19,036	27,885
- Collateral received	23,226	21,506
- other deposits	1,803	1,496
Total deposits	44,065	50,887
Debt securities in issue	1,408	1,762
Short positions	26,779	21,187
Total	72,252	73,836

4. Other financial liabilities
	31 December	31 December
	2020	2019
	£m	£m
Customer deposits - designated as at fair value through profit or loss	796	-
Debt securities in issue
- designated as at fair value through profit or loss	1,607	2,256
- amortised cost	14,662	15,053
Subordinated liabilities
- designated as at fair value through profit or loss	793	724
- amortised cost	312	412
Total	18,170	18,445

5. Amounts due to holding company and fellow subsidiaries
	31 December	31 December
	2020	2019
Liabilities	£m	£m
Bank deposits - amortised cost	145	424
Customer deposits - amortised cost	144	74
CRR-compliant internal MREL instruments issued to NatWest Group plc	5,181	5,120
Trading liabilities	636	491
Other financial liabilities - subordinated liabilities	1,753	2,020
Other liabilities	275	171
Total	8,134	8,300
Notes

6. Related parties
UK Government
The UK Government, bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of NWM Group. NWM Group enters into transactions with many of these bodies. NWM Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Bank of England facilities
In the ordinary course of business, NWM Group may from time to time access market-wide facilities provided by the Bank of England.

Other related parties
(a) In their roles as providers of finance, NWM Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) In accordance with IAS 24, transactions or balances between NWM Group entities that have been eliminated on consolidation are not reported.

(c) The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

Full details of NWM Group’s related party transactions for the year ended 31 December 2020 are included in the NatWest Markets Plc 2020 Annual Report and Accounts.

7. Litigation and regulatory matters
NWM Plc and certain members of NWM Group are party to legal proceedings and involved in regulatory matters, including as the subject of investigations and other regulatory and governmental action (“Matters”) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions. Note 26 in the NatWest Markets Plc 2020 Annual Report and Accounts, issued on 19 February 2021 and available at nwm.com (“Note 26”), discusses the Matters in which NWM Group is currently involved and developments to those matters. Other than the Matters discussed in Note 26, no member of NWM Group is or has been involved in governmental, legal, or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. Recent developments in the Matters identified in Note 26 that have occurred since the Q3 2020 Interim Management Statement was issued on 29 October 2020, include, but are not limited to, those set out below.

Litigation
London Interbank Offered Rate (LIBOR) and other rates litigation
NWM Plc is a defendant in a class action relating to alleged manipulation of Swiss Franc LIBOR that was dismissed by the district court but is currently on appeal to the United States Court of Appeals for the Second Circuit. NWM Plc and the plaintiffs reached a settlement in principle of this matter in February 2021. The amount of the settlement, which remains subject to final documentation and court approval, is covered by an existing provision.

FX litigation
In November 2020, proceedings were issued in the High Court of Justice of England and Wales against NWM Plc by a claimant who seeks an account of profits or damages in respect of alleged historic FX trading misconduct. The claimant has also issued similar proceedings against a number of other banks. The claim against NWM Plc makes allegations of fraud, deceit and dishonesty, as well as breaches of contract, fiduciary duties, duties of confidence and other matters, in respect of FX services provided by NWM Plc during the period 2006 to 2010. NWM Plc awaits service of the claim.

Regulatory matters
US investigations relating to fixed-income securities
In December 2020, RBS Financial Products, Inc. agreed to pay US$18.2 million to resolve the State of Maryland’s investigation of NatWest Group’s issuance and underwriting of residential mortgage-backed securities. RBS Financial Products, Inc. has paid the settlement amount, which was covered by an existing provision.

8. Post balance sheet events
On 18 February 2021, the NWM Plc Board approved an interim dividend of £500 million, or £1.25 per share, to be declared and payable to NWG plc on 19 February 2021. There has been no adjustment to the 31 December 2020 statutory financial statements. For regulatory reporting purposes, a £500 million foreseeable dividend deduction has been applied to the year-end regulatory capital position.

Other than as disclosed in the accounts, there have been no other significant events between 31 December 2020 and the date of approval of these accounts which would require a change to or additional disclosure.

Non-IFRS measures
As described in the Accounting policies, NatWest Markets Group prepares its financial statements in accordance with the basis set out in the accounting policies, page 16 which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:
●
Management analysis of the operating expenses shows strategic costs and litigation and conduct costs in separate lines on pages 6 and 8. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
●
Funded assets defined as total assets less derivative assets.
●
Management view of income by business, including separate itemisation of own credit adjustments, asset disposals/strategic risk reduction and income excluding asset disposals and own credit adjustments. Asset disposals/strategic risk reduction includes the costs of exiting positions and the impact of risk reduction transactions entered into as part of the optimisation of the entity’s capital usage, following the strategic announcements of 14 February 2020. Own credit adjustments are applied to positions where it is believed that the counterparties would consider NWM Group’s creditworthiness when pricing trades. The fair value of certain issued debt securities, including structured notes, is adjusted to reflect the changes in own credit spreads and the resulting gain or loss recognised in income.

Operating expenses analysis
Statutory analysis (1,2)
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
Operating expenses	£m	£m	£m	£m	£m
Staff costs	670	691	151	142	154
Premises and equipment	107	111	19	13	36
Other administrative expenses	629	177	175	106	208
Depreciation and amortisation	25	18	8	3	6
Total operating expenses	1,431	997	353	264	404

Non-statutory analysis
	Year ended
	31 December 2020				31 December 2019
		Litigation		Statutory		Litigation		Statutory
	Strategic	and conduct	Other	operating	Strategic	and conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses	costs	costs	expenses	expenses
Staff costs	121	-	549	670	90	-	601	691
Premises and equipment	19	-	88	107	8	-	103	111
Other administrative expenses	51	134	444	629	73	(94)	198	177
Depreciation and amortisation	-	-	25	25	-	-	18	18
Total	191	134	1,106	1,431	171	(94)	920	997

	Quarter ended
	31 December 2020				30 September 2020
		Litigation		Statutory		Litigation		Statutory
	Strategic	and conduct	Other	operating	Strategic	and conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses	costs	costs	expenses	expenses
Staff costs	29	-	122	151	34	-	108	142
Premises and equipment	1	-	18	19	(4)	-	17	13
Other administrative expenses	17	7	151	175	2	14	90	106
Depreciation and amortisation	-	-	8	8	-	-	3	3
Total	47	7	299	353	32	14	218	264

	Quarter ended
	31 December 2019
		Litigation		Statutory
	Strategic	and conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Staff costs	39	-	115	154
Premises and equipment	3	-	33	36
Other administrative expenses	31	60	117	208
Depreciation and amortisation	-	-	6	6
Total	73	60	271	404

Notes:
(1)
On a statutory, or GAAP, basis, strategic costs are included within staff, premises and equipment and other administrative expenses. Strategic costs relate to restructuring provisions, related costs and projects that are transformational in nature.
(2)
On a statutory, or GAAP, basis, litigation and conduct costs are included within other administrative expenses.

Statement of directors’ responsibilities

The responsibility statement below has been prepared in connection with NWM Group’s full Annual Report and Accounts for the year ended 31 December 2020.

We, the directors listed below, confirm that to the best of our knowledge:

●
The financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of NWM Plc and the undertakings included in the consolidation taken as a whole; and
●
The Strategic Report and Directors’ report (incorporating the Financial review) include a fair review of the development and performance of the business and the position of NWM Plc and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board Frank Dangeard	Robert Begbie	David King
Chairman	Chief Executive Officer	Chief Financial Officer

18 February 2021

Board of directors Chairman	Executive directors	Non-executive directors
Frank Dangeard	Robert Begbie David King	Vivek Ahuja Brendan Nelson Tamsin Rowe Anne Simpson Sarah Wilkinson

Presentation of information
NatWest Markets Plc (‘NWM Plc’) is a wholly-owned subsidiary of NatWest Group plc or ‘the ultimate holding company’. The NatWest Markets Group (‘NWM Group’) comprises NWM Plc and its subsidiary and associated undertakings. The term ‘NatWest Group’ comprises NatWest Group plc and its subsidiary and associated undertakings. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings. The term ‘NatWest Bank Plc’ or ‘NWB Plc’ refers to National Westminster Bank Plc.

NWM Plc publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively, and references to ‘cents’ represent cents in the European Union (‘EU’).

To aid readability, this document retains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Western European corporate portfolio
In order to best serve its customers in an efficient manner and in light of Brexit planning, and consistent with its strategy, NWM Group expects that NatWest Group’s Western European corporate portfolio, principally including term funding and revolving credit facilities, may remain in NatWest Bank Plc and not be transferred to NWM Group. Some or all of the portfolio already held in NWM Group may be transferred to NatWest Bank Plc.  The timing and quantum of such transfers is uncertain.

NatWest Markets Group legal entity disclosures
There is a distinction between the disclosure of the NatWest Markets operating segment performance in the NatWest Group’s Annual Report and Accounts and the NatWest Markets Group’s results presented in this document, with differences primarily as follows:
●
NatWest Markets Group’s results include its part of the Central items & other segment.
●
NatWest Group’s 2020 results reports the NatWest Markets segment excluding Central items & other.

MAR – Inside Information
This announcement contains information that qualified or may have qualified as inside information for NatWest Markets Plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 for NatWest Markets Plc. This announcement is made by Paul Pybus, Head of Investor Relations for NatWest Markets Plc.

Non-IFRS financial measures
As described in the Accounting policies, NatWest Markets Group prepares its financial statements in accordance with the basis set out in the accounting policies, page 16 which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures, see page 19 for further details.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (“the Act”). The statutory accounts for the year ended 31 December 2020 will be filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact
Paul Pybus	NatWest Group Investor Relations	+44 (0) 7769161183

Forward-looking statements
Cautionary statement regarding forward-looking statements
Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. In particular, this document includes forward-looking statements relating, but not limited to: the COVID-19 pandemic and its impact on NWM Group; future profitability and performance, including financial performance targets (such as RoTE); ESG and climate-related targets, including in relation to sustainable financing and financed emissions; planned cost savings; implementation of NatWest Group’s and NWM Group’s strategy, including in relation to the digitisation of their operations and services; the timing and outcome of litigation and government and regulatory investigations; balance sheet reduction, including the reduction of RWAs; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWAs, Pillar 2 and other regulatory buffer requirements and MREL; funding plans and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth and market share; impairments and write-downs; restructuring and remediation costs and charges; NWM Group’s exposure to political risk, economic risk, climate, environmental and sustainability risk, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s and NWM Group’s strategy or operations, which may result in NWM Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Markets Plc’s Annual Report and its other public filings. The principal risks and uncertainties that could adversely NWM Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: risks relating to the COVID-19 pandemic (including in respect of: the effects on the global economy and financial markets, and NWM Group’s customers; increased counterparty risk; NatWest Group’s and NWM Group’s ability to meet its targets and strategic objectives; increased operational and control risks; and increased funding risk); strategic risk (including in respect of: the implementation of NatWest Group’s and NWM Group’s strategy and NWM Group’s ability to achieve its targets); economic and political risk (including in respect of: uncertainty regarding the effects of Brexit; increased political and economic risks and uncertainty in the UK and global markets; changes in interest rates and foreign currency exchange rates; and HM Treasury’s ownership of NatWest Group plc); financial resilience risk (including in respect of: NWM Group’s ability to meet targets; the competitive environment; counterparty risk; prudential regulatory requirements for capital and MREL; funding risk; changes in the credit ratings; the adequacy of NatWest Group’s resolution plans; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgments, assumptions and estimates; changes in applicable accounting standards; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate change and the transitioning to a low carbon economy; the implementation of NatWest Group’s and NWM Group’s climate change strategy and climate change resilient systems, controls and procedures; increased model risk; the failure to adapt to emerging climate, environmental and sustainability risks and opportunities; changes in ESG ratings; increasing levels of climate, environmental and sustainability related regulation and oversight; and climate, environmental and sustainability related litigation, enforcement proceedings and investigations); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems (including those that enable remote working); attracting, retaining and developing senior management and skilled personnel; NWM Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; compliance with regulatory requirements; the outcome of legal, regulatory and governmental actions and investigations; the replacement of LIBOR, EURIBOR and other IBOR rates; heightened regulatory and governmental scrutiny (including by competition authorities); and changes in tax legislation or failure to generate future taxable profits).

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 February 2021

NATWEST MARKETS Plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary